FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are Registrant’s Resolutions adopted at Annual General Meeting of Shareholders held on August 14, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 14, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House

21 Yegia Kapayim St.

Kiryat Arye

Petah Tikva 4913020, Israel
____________________

RESOLUTIONS ADOPTED AT THE REGISTRANT’S ANNUAL GENERAL MEETING OF
SHAREHOLDERS HELD ON AUGUST 14, 2025

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, August 14th, 2025 (the “Meeting”), all proposed resolutions were adopted by the required majority, as follows:

1.	To set the number of Directors on the Board of Directors at eight

2.
To re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until our next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	Subject to her election pursuant to Item 2, to approve a grant of options to Dana Porter Rubinshtein, as described in the Proxy Statement.

4.	To approve of the election of Hilla Haddad Chmelnik to serve as an external director for a three-year period commencing as of the date of approval.

5.	Subject to her election pursuant to Item 4, to approve a grant of options to Hilla Haddad Chmelnik, as described in the proxy statement.

6.	To amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement.

7.
Subject to the amendment of the Company’s Compensation Policy for Executive Officers and Directors pursuant to Item No. 6, to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement.

8.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.